Mail Stop 7010

            September 22, 2005

Mr. William C. Denninger
Senior Vice President, Finance and
Chief Financial Officer, Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06011-0489

	RE:	Form 10-K for fiscal year ended December 31, 2004
		Forms 10-Q for the periods ended March 31 and June 30,
2005
		Form 8-K filed and dated July 25, 2005
		File No. 1-4801

Dear Mr. Denninger:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings as appropriate.

Item 9A. Controls and Procedures, page 51

Disclosure Controls and Procedures, page 51

2. You indicate that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports you file under the Exchange Act is recorded, processed, summarized and reported as and when required. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in
Exchange Act Rules 13a-15(e) and 15d-15(e). Please note this comment also applies to your quarterly filings on Form 10-Q.

Form 8-K filed and dated July 25, 2005

Exhibit 99.2

Contractual Cash Obligations and Commitments, page 10

3. Please revise your table of contractual cash obligations to include the following:
* Estimated interest payments on your debt; and
* Estimated payments under interest rate swap agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

4. It is unclear why the expected pension contributions in your table of contractual cash obligations differ from your disclosure on page
38. It is also unclear why you have not included expected cash obligations related to other post-retirement benefits. Please revise or advise.


Financial Statements and Supplementary Data, page 14

Consolidated Statements of Cash Flows, page 16

5. Please tell us the basis for your presentation of cash payments related to revenue sharing programs as investing cash flows. Please also tell us how any other cash flows related to these revenue sharing programs are characterized, including the related amounts for each period presented.

Note 1 -Summary of Significant Accounting Policies, page 18

6. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item such as selling and administrative.

Property, Plant & Equipment, page 18

7. The range of useful lives for your machinery and equipment of 3 to
17 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Revenue Sharing Programs, page 18

8. Please tell us more regarding your accounting for the revenue sharing programs, including how the amount of the amortization of the related intangible is determined.

Note 7 - Business Reorganization, page 23

9. Please provide separately for each restructuring program a tabular reconciliation of the beginning and ending restructuring liability balances for each major type of cost showing separately the changes during each period. Please refer to paragraph 20(b)(2) of SFAS
146.

Note 9 - Pension and Other Postretirement Benefits, page 25

10. Please tell us what consideration you gave to the decline in value of equity securities held by the pension trusts referred to on page 36 in determining that a 9.5% expected return is appropriate.

Note 10 - Income Taxes, page 29

11. Please revise to disclose the amounts and expiration dates of your operating loss carryforwards. In this regard we note that your current disclosure that you have $82 million in tax loss carryforwards with remaining carryforward periods between one year and unlimited does not provide the level of detail required by paragraph 48 of SFAS 109.

Note 17 - Commitments and Contingencies, page 35

Product Warranties, page 35

12. Based on your disclosure it appears that you consider it at least reasonably possible that a loss, beyond any amounts previously accrued, has been incurred related to the OEM`s product recall. Further, you state that the amount of such loss cannot be estimated.
If this is the case, please provide us with additional information to help us understand why you cannot estimate a range of loss as required by paragraph ten of SFAS 5. In this regard, it is unclear why you cannot estimate the replacement cost of parts you supplied that are included in the recalled products.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-
3741
or, in his absence, me, at (202) 551-3769.


								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. William C. Denninger
Barnes Group, Inc.
September 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE